Exhibit 12.1

FelCor Lodging Trust Incorporated

Computation of Ratio of Earnings To Fixed Charges and Preferred Securities Dividends
(in thousands, except for ratio)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income (loss) from continuing operations	$(105,629)	$(68,885)	$(181,092)	$(95,846)	$(41,273)	$52,843	$2,702
Equity in income of unconsolidated entities	1,303	886	(16,916)	4,814	10,932	(20,357)	(11,537)
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(104,326)	(67,999)	(198,008)	(91,032)	(30,341)	32,486	(8,835)

Fixed charges:
Interest expense	102,056	105,339	139,853	100,260	92,746	89,654	106,941
Capitalized interest	913	471	638	767	1,350	4,808	4,917
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	102,969	105,810	140,491	101,027	94,096	94,462	111,858

Amortization of capitalized interest	915	881	1,736	1,735	1,831	1,736	1,359

Distributed income of equity investees	1,534	1,869	2,190	2,789	2,973	947	3,632

Interest capitalized	(913)	(471)	(638)	(767)	(1,350)	(4,808)	(4,917)

Earnings	$179	$40,090	$(54,229)	$13,752	$67,209	$124,823	$103,097

Fixed charges	$102,969	$105,810	$140,491	$101,027	$94,096	$94,462	$111,858
Preferred securities dividends	29,034	29,034	38,713	38,713	38,713	38,713	38,713

Fixed charges and preferred securities dividends	$132,003	$134,844	$179,204	$139,740	$132,809	$133,175	$150,571

Ratio of Earnings to Fixed Charges	—	0.30	(0.30)	0.10	0.51	0.94	0.68

Deficiency	$131,824	$94,754	$233,433	$125,988	$65,600	$8,352	$47,474